Aviva PLC

VIA EDGAR AND EMAIL
September 21, 2016
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attn:	Cecilia Blye,
Chief Office of Global Security Risk

Re:	Aviva plc
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed March 29, 2016
File No. 0-34486

Dear Ms. Blye
Our legal counsel, Willkie Farr & Gallagher (UK) LLP, appreciated the opportunity to speak with your colleague Daniel Leslie on September 20, 2016 in connection with the staff's comment letter dated September 13, 2016, with respect to the above-referenced filing.
As discussed, our financial reporting, compliance and legal teams are reviewing the comments and need additional time in order to coordinate and prepare our thoughtful response. We will file a response that we expect will address your comments in a complete and detailed manner by or before October 11, 2016. We understand, based on the staff's discussion with our counsel, that this extension request will be acceptable.
If you have any comments, or would like further information, please contact the undersigned at +44 207 662 8919, or Mr. Joseph Ferraro with the London office of Willkie Farr at +44 203 580 4707.
Sincerely,
/s/ Neil Harrison
Neil Harrison
General Counsel, Aviva Group & Asia

Cc:	Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Mr. Daniel Leslie
Staff Attorney
Securities and Exchange Commission

Sarah Maillet
Chief Accounting Officer
Aviva plc

Mr. Joseph D. Ferraro
Willkie Farr & Gallagher (UK) LLP